Exhibit 12.1

Royal Caribbean Cruises Ltd.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Years Ended December 31,
	2012	2011	2010	2009	2008

Earnings

Net income	$18,287	$607,421	$515,653	$152,485	$573,722
Income tax expense (benefit)	55,518	20,673	20,266	(5,053)	2,617
(Income) loss from equity investees, net of distributions	(21,078)	(118)	(200)	15,244	(4,042)
Fixed charges	383,575	409,246	409,065	363,277	392,596
Capitalized interest	(13,281)	(13,986)	(28,093)	(41,473)	(44,341)
Earnings	$423,021	$1,023,236	$916,691	$484,480	$920,552

Fixed Charges
Interest expense (1)	$369,062	$396,402	$399,300	$351,421	$371,654
Interest portion of rent expense (2)	14,513	12,844	9,765	11,856	20,942
Fixed charges	$383,575	$409,246	$409,065	$363,277	$392,596

Ratio of Earnings to Fixed Charges	1.1x	2.5x	2.2x	1.3x	2.3x

(1)Interest expense includes capitalized interest and amortization of deferred financing expenses.

(2)Interest portion of rent expense represents actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rent expense is representative of the interest factor.